UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 24, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release: AngloGold Ashanti Holdings Announces Tender Offer of 3.50%
Guaranteed Convertible Bond Due 2014

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
24 July 2013
AngloGold Ashanti Holdings plc Announces its Intention to Commence a Cash Tender Offer
for Any and All of the 3.50% Guaranteed Convertible Bonds Due 2014 of
AngloGold Ashanti Holdings Finance plc

AngloGold Ashanti Holdings plc (the “Company”) today announced its intention to commence a cash tender offer to purchase any and all of the outstanding 3.50% Guaranteed Convertible Bonds Due
2014 (CUSIP/ISIN Nos. 03512QAA5/US03512QAA58 and G03791AA1/ XS0430548056) (the
“Bonds”) of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders will receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer. Completion of the tender offer will be conditioned upon, among other things, the completion of one or more financing transactions, including the Company’s separately announced offering of notes, that result in net proceeds to the Company in an amount that is no less than the amount required to purchase all of the Bonds tendered pursuant to the tender offer on terms reasonably satisfactory to the Company. The tender offer will not be subject to any minimum tender condition.
Title of Security ISIN CUSIP Principal Amount
Outstanding
Purchase
Price(1)
3.50% Guaranteed
Convertible Bonds
due 2014
US03512QAA58/
XS0430548056
03512QAA5/
G03791AA1
U.S.$732,500,000 U.S.$1,015
(1) Per U.S.$1,000 in principal amount of Bonds accepted for purchase.
As of July 24, 2013, there was $732,500,000 aggregate principal amount of Bonds outstanding. The tender offer will be subject to the terms and conditions described in the offer to purchase and other related documents that will be distributed to holders and filed with the Securities and Exchange
Commission.

Forward Looking Statements
This announcement is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities nor an offer to sell or solicitation of an offer to purchase new securities. The tender offer may be made only pursuant to the terms and conditions of the offer to purchase and the other related materials. A tender offer statement on Schedule TO, including the offer to purchase, describing the tender offer will be filed with the Securities and Exchange Commission.
Holders of the Bonds must read the Schedule TO and its exhibits (including the offer to purchase) carefully before making any decision with respect to the tender offer because it contains important information. The Schedule TO, the offer to purchase and other related materials will be available free of charge at the website of the Securities and Exchange
Commission at www.sec.gov. In addition, the Company will provide copies of the Schedule
TO and related Offer materials upon request free of charge to holders of the Bonds.

JSE Sponsor: UBS South Africa (Pty) Limited

_________________________________________________________________________________________________________________
Contacts
Media
Tel:
E-mail:
Alan Fine
+27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
  +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)         +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Certain statements contained in this news release, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of the Company and its affiliates’
operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of the Company and its affiliates’
exploration and production projects and the completion of acquisitions and dispositions, the Company and its affiliates’ liquidity and capital resources, the results of financing transactions and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding the Company and its affiliates’ operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause the Company and its affiliates’ actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company and its affiliates believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results and forecasts could differ materially from those set out in the forward-looking statements as a result of among other factors, changes in economic, social and political and market conditions, success of business and operating initiative, changes in the regulatory environment and other government actions, including environmental approval, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as determined in “Risk factors” in the Company’s Preliminary Prospectus
Supplement filed with the SEC on July 15, 2013. These factors are not necessarily all of the important factors that could cause the Company or its affiliates’ actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

Neither the Company nor any of its affiliates undertake any obligation to update publicly or release any revisions to these forward-looking statements to events or circumstances after the date of the offer to purchase or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to the Company or its affiliates or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 24, 2013
By:       /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary